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                                                                    EXHIBIT A-3

                   OPINION OF VALUE INVESTING PARTNERS, INC.

                        VALUE INVESTING PARTNERS, INC.
489 FIFTH AVENUE, 27TH FLOOR . NEW YORK, NY 10017 . TEL: (212) 370-9646 . FAX:
                                (212) 370-9535

PRIVATE & CONFIDENTIAL

                                                               October 26, 1998

The Board of Directors
PMC International, Inc.
555 Seventeenth Street, 14th Floor
Denver, Colorado 80202

Gentlemen:

  You have requested our opinion as investment bankers, as of the date hereof, as to the fairness, from a financial point of view, to the stockholders of PMC International, Inc. ("PMCI" or the "Company") of the consideration to be received by them in connection with transactions contemplated by a draft Agreement and Plan of Merger dated October 22, 1998 (the "Agreement") between the Company, The Ziegler Companies, Inc. ("Ziegler"), and Zacq Corp. ("Zacq"), a wholly-owned subsidiary of Ziegler. The Agreement provides for a cash tender offer by Zacq for all of the issued and outstanding shares of common stock of the Company (the "Common Stock") at a price of $0.60 per share, all of the issued and outstanding shares of preferred stock of the Company (the "Preferred Stock") at a price of $2.50 per share, and for a subsequent merger of Zacq with and into the Company pursuant to which each outstanding share of Common Stock and Preferred Stock (other than shares that are owned by Ziegler, Zacq or any other wholly-owned subsidiary of Ziegler or shares held by dissenting shareholders who perfect their dissenter rights under Colorado law) will be converted into the right to receive $0.60 and $2.50 in cash, respectively (the "Merger"). Also, the Agreement contains various other terms and conditions, including a requirement that PMCI's Board of Directors unanimously approve the Merger.

  Value Investing Partners, Inc. ("Value Investing Partners"), as part of its investment banking business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, private placements, public offerings, when-issued trading of spin-offs, and valuations for corporate and other purposes. In the ordinary course of business, Value Investing Partners has published research materials on other companies that operate in the financial services industry, has acted as a market maker in the equity securities of such other companies and, accordingly, periodically may have positions (long or short) in such securities.

  On September 2, 1998, Value Investing Partners was retained as the exclusive financial advisor to the Company in connection with the Agreement and will receive a fee for the services performed with respect thereto, a portion of which is contingent upon the consummation of the Agreement. The portion of the fee to be received for providing this opinion is not contingent upon the consummation of the Agreement. The Company has agreed to indemnify Value Investing Partners against certain liabilities that may arise from activities related to the advisory engagement.

  In arriving at our opinion, we have undertaken such review, analyses, and inquiries as we have deemed necessary and appropriate in the circumstances. Among other things, for purposes of the opinion set forth herein, we have, inter alia:

    (i) reviewed the Agreement;

    (ii) reviewed certain historical financial information relating to the Company;


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    (iii) reviewed certain projected financial information relating to the
  Company furnished by the management of PMCI;

    (iv) reviewed certain publicly available data relating to the Company;

    (v) visited the Company's offices and made inquiries of the management of the Company regarding the past and current business operations, financial condition, and future prospects for the Company;

    (vi) held discussions with the senior management of the Company to understand the reasons for completing the Merger;

    (vii) compared the financial information on PMCI to similar information for certain companies deemed comparable to the Company and have reviewed stock market information on such companies that have publicly traded securities;

    (viii) reviewed, to the extent publicly available, the financial terms of certain acquisition transactions involving companies operating businesses deemed similar to that of the Company;

    (ix) analyzed the general economic outlook for companies that operate within the financial management and advisory services industry; and

    (x) conducted such other studies, reviews and analyses as we have deemed appropriate.

  In conducting our review and in rendering our opinion, we have assumed and relied upon the accuracy, completeness and fairness of the financial and other information provided to us or publicly available and we have not independently verified such information. It is understood that we were retained by the Board of Directors of the Company, and that the Board of Directors has not looked to us for independent verification with respect to the financial and other information provided to us or publicly available. We have further relied upon the assurances of the management of the Company that it is not aware of any facts that would make the information supplied to us, or publicly available, inaccurate or misleading. With respect to the financial projections for the Company, management of the Company has represented that such projections have been reasonably prepared on a basis reflecting management's best currently available estimates and judgments as to the future financial performance of the Company. We express no opinion as to the financial projections prepared by the Company's management.

  We did not make an independent appraisal of the assets or the liabilities of the Company, and we do not express an opinion regarding the liquidation value or solvency of the Company. In addition, we do not express any opinion as to the prices at which shares of the Company's common stock may trade following the date of this opinion, at the closing date for the Merger, or at any later time in the future if the Merger is not consummated. Our opinion as expressed herein is limited to the fairness to the stockholders of PMCI, from a financial point of view, of the $0.60 per Common Share and $2.50 per Preferred Share cash consideration to be received by stockholders of the Company pursuant to the Merger, and it does not address the Company's underlying business decision to proceed with the Merger. We assume that the transaction described in the Agreement will be consummated on the terms set forth therein, without waiver of terms. Our opinion speaks only as of the date hereof, is based upon general market, economic, financial, monetary and other conditions as they exist and can be evaluated, and the information available to us, as of the date hereof. Subsequent developments may affect this opinion, and we do not have any obligation to update, revise or reaffirm this opinion.

  It is understood that this opinion is solely for the information of the Board of Directors of the Company, may not be relied upon by any third party and is not a recommendation as to how any stockholder should vote at the meeting that could be held to vote upon the Merger. Also, this opinion may not be reproduced, quoted, published or otherwise used or referred to in any manner, nor shall any public reference to Value Investing Partners be made, without our prior written consent, except that the Company may include this letter in proxy statements (Schedule 14D-9 filings) or similar documents distributed to stockholders and in other filings with the Securities and Exchange Commission, provided that any such disclosure shall first be submitted to Value Investing Partners for its approval.


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  Based upon and subject to the foregoing, and other matters that we considered relevant, it is our opinion that, as of the date hereof, the $0.60 per Common Share and $2.50 per Preferred Share cash consideration to be received by stockholders of the Company pursuant to the Merger is fair to the stockholders of PMC International, Inc. from a financial point of view.

                                          Very truly yours,

                                          Value Investing Partners, Inc.

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